UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 18, 2021

MONTES ARCHIMEDES ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39597	85-1830874
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

724 Oak Grove Ave., Suite 130 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 384-6558

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant	MAACU	The Nasdaq Stock Market LLC

Shares of Class A common stock included as part of the units	MAAC	The Nasdaq Stock Market LLC

Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	MAACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

PIPE Financing (Private Placement)

On June 18, 2021, Montes Archimedes Acquisition Corp. (“MAAC”), Roivant Sciences Ltd. (“Roivant”) and an affiliate of SK Inc. (the “Investor”) entered into a subscription agreement (the “Subscription Agreement”), pursuant to which the Investor agreed to subscribe for and purchase, and MAAC agreed to issue and sell to the Investor, prior to and substantially concurrently with the closing of the previously announced business combination among MAAC, Roivant and Rhine Merger Sub, Inc. (the “Closing”), 2,000,000 shares of MAAC Class A common stock at a purchase price of $10.00 per share, for gross proceeds of $20,000,000 (the “Additional PIPE Financing”). Such shares of MAAC Class A common stock will be converted into common shares of Roivant in connection with the Closing. The closing of the Additional PIPE Financing is subject to customary conditions for financings of this nature, including the Closing occurring substantially concurrently with the Additional PIPE Financing. The Subscription Agreement provides that Roivant will grant the Investor certain customary registration rights with respect to common shares of Roivant following the Closing.

A copy of the form of Subscription Agreement is incorporated by reference into this Current Report on Form 8-K as Exhibit 10.1, and the foregoing description of the Subscription Agreement is qualified in its entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of MAAC Class A common stock to be offered and sold in connection with the Additional PIPE Financing and the common shares of Roivant into which such shares of MAAC Class A Common Stock will be converted into have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of MAAC and Roivant believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of MAAC and Roivant caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Registration Statement relating to the proposed business combination filed by Roivant with the SEC and other documents filed by MAAC or Roivant from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither MAAC nor Roivant can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the proposed business combination due to the failure to obtain approval from MAAC’s stockholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the proposed business combination, the amount of redemption requests made by MAAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the Registration Statement filed by Roivant with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of MAAC (as amended) and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by MAAC, Roivant, their respective directors, officers or employees or any other person that MAAC and Roivant will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of MAAC and Roivant, as applicable, as of the date of this communication. Subsequent events and developments may cause that view to change. However, while MAAC and Roivant may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of MAAC or Roivant as of any date subsequent to the date of this communication.

Disclaimer

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the above-referenced business combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of MAAC or Roivant, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.2 of Montes Archimedes Acquisition Corp.’s Current Report on Form 8-K, filed with the SEC on May 1, 2021)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 21, 2021

MONTES ARCHIMEDES ACQUISITION CORP.

	By:	/s/ Maria C. Walker
		Name:	Maria C. Walker
		Title:	Chief Financial Officer

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